Securities and Exchange Commission SECU[illegible] 08033472 [illegible]SION
Washington, D.C. 20549

RECEIVED

AUG 28 2008

Office of Compliance Inspection and Examinations

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2007 (MM/DD/YY) AND ENDING 06/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wellington West Capital Markets (USA) Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

145 King Street West, Suite 700
(No. and Street)

Toronto	Ontario	M5H 1J8
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas K. Wu 416-640-488 9
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

Suite 3300 Commerce Court West, Toronto, ON M5L 1G2 Canada

(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 09 2009
THOMSON REUTERS

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☒ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas K. Wu, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wellington West Capital Markets (USA) Inc., as of June 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[redacted]

Signature

Vice President & CFO

Title

Notary Public

Aug 27, 2008

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent auditor's report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Chartered Accountants
Suite 3300 Commerce Court West
PO Box 31 Stn Commerce Court
Toronto ON M5L 1B2
Canada

Telephone (416) 777-8500
Fax (416) 777-8818
Internet www.kpmg.ca

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Wellington West Capital Markets (USA) Inc.

We have audited the accompanying statement of financial condition of Wellington West Capital Markets (USA) Inc. as of June 30, 2008, and the related statements of operations, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the 15-month period ended June 30, 2008 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Wellington West Capital Markets (USA) Inc. as of June 30, 2008 and the results of its operations and its cash flows for the 15-month period then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

August 22, 2008

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Financial Condition
(Expressed in U.S. dollars)

June 30, 2008

Assets

Cash	$ 1,052,581
Commission receivable from clearing broker	41,456
Receivable from clearing broker (note 5)	220,636
Prepaid expenses and deposits	15,626
	$ 1,330,299

Liabilities and Stockholder's Equity

Liabilities:	
Income taxes payable	$ 225
Accounts payable and accrued liabilities	69,990
Payable to clients (note 5)	220,636
Due to affiliates (note 4)	10,881
	301,732
Subordinated loan payable (note 6)	500,000
Stockholder's equity:	
Common stock (note 3)	250,001
Contributed surplus	250,000
Retained earnings	28,566
	528,567
Commitments and contingencies (note 8)	
	$ 1,330,299

See accompanying notes to financial statements.

On behalf of the Board:

____________________________ Director

____________________________ Director

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Operations
(Expressed in U.S. dollars)

15-month period ended June 30, 2008

Revenue:	
Commissions	$ 1,867,216
Interest	26,203
Other	35,000
	1,928,419
Expenses:	
Compensation	839,800
Overhead charged (note 4)	636,578
Management fee (note 4)	178,000
Professional fees	136,971
Occupancy charged	52,243
Regulatory fees	24,803
Clearing and settlement	24,447
Interest and bank charges	10,046
Other taxes	12,946
General and office	8,375
Foreign exchange (gain)	(14,247)
	1,909,962
Income before income taxes	18,457
Income taxes (note 9)	9,753
Net income	$ 8,704

Statement of Changes in Stockholder's Equity
(Expressed in U.S. dollars)

15-month period ended June 30, 2008

	Common stock	Contributed surplus	Retained earnings	Total
Stockholder's equity, beginning of period	$ 250,001	$ 250,000	$ 19,862	$ 519,863
Net income	–	–	8,704	8,704
Stockholder's equity, end of period	$ 250,001	$ 250,000	$ 28,566	$ 528,567

See accompanying notes to financial statements.

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(Expressed in U.S. dollars)

15-month period ended June 30, 2008

Subordinated loan, beginning of period	$ 250,000
Issuance of subordinated loan	250,000
Subordinated loan, end of period	$ 500,000

See accompanying notes to financial statements.

WELLINGTON WEST CAPITAL MARKETS (USA) INC.

Statement of Cash Flows
(Expressed in U.S. dollars)

15-month period ended June 30, 2008

Cash flows from operating activities:	
Net income	$ 8,704
Change in non-cash operating items:	
Commission receivable from clearing broker	94,088
Receivable from clearing broker	(359,713)
Prepaid expenses and deposits	(15,626)
Income taxes payable	(6,133)
Accounts payable and accrued liabilities	(130,188)
Payable to clients	359,713
Due to affiliates	29,561
	(19,594)
Cash flows from financing activities:	
Subordinated loan	250,000
Increase in cash	230,406
Cash, beginning of period	822,175
Cash, end of period	$ 1,052,581
Supplemental cash flow information:	
Interest paid	$ 9,457
Taxes paid	15,887

See accompanying notes to financial statements.

END